

March 11, 2011

Mr. Paul T. Frampton
Chief Financial Officer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, Utah 84057

      Re: **ForeverGreen Worldwide Corporation**

                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed April 15, 2010
                Response Letter Dated January 11, 2011
                File No. 000-26973

Dear Mr. Frampton:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 8 – Allocation of Purchase Consideration in Business Combinations, page 37

1.   In regards to your response to our prior comment, we note your company operates in one reporting unit. We also note your company's market capitalization is less than the book value of your company's equity. Accordingly, please tell us how your assessment of the present value of future revenues is consistent with FASB ASC 350-20-35-22 through 35-24 in satisfying step one of the two step impairment test.

2.   Please provide us with a more robust analysis to support your determination that your goodwill balance as of December 31, 2009 was not impaired. Please ensure that your response includes the key considerations used in performing your goodwill impairment test including the amounts used for each component of each stage of your impairment testing, how those amounts were determined, and how each input is consistent with the guidance of FASB ASC 350-20-35.

Closing Comments

You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief